EXHIBIT 11.1

COMPUTATION OF PER SHARE EARNINGS

	Quarter Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Diluted net (loss) income per share:
Net (loss) income to common shareholders	$92,000	$(4,138,000)	$(1,463,000)	$(5,773,000)

Average number of shares outstanding	7,957,428	8,417,005	8,133,780	8,507,260
Net effect of dilutive stock options based on treasury stock method	4,487	—	—	—
Total average shares	7,961,915	8,417,005	8,133,780	8,507,260

Diluted net (loss) income per share	$0.01	$(0.49)	$(0.18)	$(0.68)